Alarming Devices, Inc.

October 15, 2009

Ramin M. Olson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Registration Statement on Form S-1 for

Filed January 29, 2009

File No. 333-157010

Dear Ramin M. Olson,

Thank you for your letter dated August 7, 2009 and your assistance in regards to our above filing. We have endeavored to edit our submission in consideration of your recommendations.

General

1.	We have updated our financials statements within the requirements of Rule 8-08 of Regulation S-X. We have made the appropriate revisions in our Management Discussions and Analysis.

Outside Front Cover Page

2.

We have revised our cover page to disclose the duration of our offering, 90 days from our prospectus being declared effective. We have removed the date of March 29, 2009 from our filing and left it blank.

Plan of Distribution, page 16

3.	We have revised the third paragraph to be consistent that we will offer our shares at the fixed price of .03 three cents for the duration of our offering.

Description of Business, page 18.

4.

We have revised our disclosure on how we intend to conduct business in the United States and implement our business plan considering we initially do not intend to hire employees and our President resides outside of the USA.

5.	We have expanded our disclosure on how we intend to compete in the competitive wireless alarm business and how we would position our company’s products against competitive products in the market.

Alarming Devices, Inc.
www.alarmingdevices[dot]com
775-284-3707

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

Plan of Operation, Page 42

6.	We have revised this section to be consistent with our disclosure on page 6 that the company intends to choose a manufacturer within 120 days of its registration statement becoming effective.

Results of Operations, page 42

7.	We have updated our disclosure to reflect the Company’s position as of August 31, 2009 rather than August 31, 2008.

Capital Resources and Liquidity, page 42

8.

We have amended our document to clarify the statement that the company may be able to issue shares to creditors but the Company does not know if any of these creditor would accept restricted shares as payment. We have further disclosed that these creditors would not included related loans and would be third parties such as attorneys and book keeps and auditors, and the Company would only entertain such an offering if was unsuccessful in raising any capital under its prospectus.

Certain Relationships and related Transactions, page 47

9.

We have revised this section to disclose the terms of the $7,000 loan Mr. Moreira has provided the Company and also disclosed that the additional $2,395 dollars was not a third party loan but was in fact a loan from Mr. Moreira. A correction has been made to note 7 to reflect this change. The loans are interest free with no fixed repayment date.

Exhibits and Financial Statement Schedules, page 49

10.	We have added our Exhibits number 10.1 referring to a copy of our subscription agreement.

Signatures

We have amended our document and updates the dates of the signatures provided on behalf of the Company.

Thank you.

/s/ Andre luiz Nascimento Moreira

Andre Luiz Nascimento Moreira

      President